SECURITIES AND EXCHANGE COMMISSION

                         Washington, D. C.  20549

                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 12)*

                      CANANDAIGUA WINE COMPANY, INC.
___________________________________________________________________________
                             (Name of Issuer)

              Class A Common Stock, par value $.01 per share
___________________________________________________________________________
                      (Title of Class of Securities)

                               137 219 20 0
___________________________________________________________________________
                              (CUSIP Number)

David A. Rocker                             with a copy to:
Suite 1759                                  Robert G. Minion, Esq.
45 Rockefeller Plaza                        Lowenstein, Sandler, Kohl
New York, NY  10111                         Fisher & Boylan, P.A.
(212) 397-1220                              65 Livingston Avenue
                                            Roseland, New Jersey  07068
                                            (201) 992-8700
___________________________________________________________________________
                    (Name, Address and Telephone Number
       of Persons Authorized to Receive Notices and Communications)

                              March 20, 1996
___________________________________________________________________________
          (Date of Event which Requires Filing of this Statement)

If  the  filing  person has previously filed a statement on  Schedule  13G  to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note:   Six  copies  of  this statement, including  all  exhibits,  should  be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
______________________________________________________________________________
1)    Names  of  Reporting Persons (S.S. or I.R.S. Identification  Nos.
      of Above Persons):

      David A. Rocker  ###-##-####
______________________________________________________________________________
2)    Check  the  Appropriate  Box  if  a  member  of  a  Group   (See
      Instructions):

            (a)   Not
            (b)   Applicable
_____________________________________________________________________________
3)    SEC Use Only
_____________________________________________________________________________
4)   Source of Funds (See Instructions):  WC
_____________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

      Not Applicable
_____________________________________________________________________________
6)   Citizenship or Place of Organization:

     United States
_____________________________________________________________________________
     Number  of  Shares  Beneficially    7) Sole  Voting   Power:   785,000*
     Owned by Each Reporting             8) Shared Voting Power:          0
     Person With:                        9) Sole Dispositive Power: 785,000*
                                        10) Shared Dispositive Power:     0
_____________________________________________________________________________
11)  Aggregate  Amount  Beneficially Owned by Each  Reporting  Person:
     785,000*
_____________________________________________________________________________
12)  Check  if  the  Aggregate Amount in  Row  (11)  Excludes  Certain
     Shares (See Instructions):

       Not Applicable
____________________________________________________________________________
13)   Percent of Class Represented by Amount in Row (11):    4.8%*
____________________________________________________________________________
14)   Type of Reporting Person (See Instructions):  IA, IN
____________________________________________________________________________

_________________________
* Rocker Partners, L.P., a New York limited partnership, owns the 785,000 shares of Canandaigua Wine Company, Inc. Class A Common Stock
   described  herein.   David A. Rocker serves as the  sole  managing  partner
   of Rocker Partners, L.P. and possesses voting and investment control over all securities owned by Rocker Partners, L.P.

Item 5.     Interest in Securities of the Issuer.

            Based  upon  the  information  contained  in  Canandaigua   Wine

Company,  Inc.'s Quarterly Report on Form 10-Q for the period  ended  November

30,  1995,  as  of  January  11,  1996,  there  were  issued  and  outstanding

16,246,046  shares  of Canandaigua Wine Company, Inc. Class  A  Common  Stock.

As  of  March  20, 1996, Rocker Partners, L.P. owned 785,000 of  such  shares,

or  4.8%  of  those outstanding.  David Rocker possesses sole  power  to  vote and  direct  the disposition of the shares of Canandaigua Wine  Company,  Inc.

Class  A  Common  Stock owned by Rocker Partners, L.P.   The  following  table

details  the  transactions by Rocker Partners, L.P. in shares  of  Canandaigua

Wine Company, Inc. Class A Common Stock during the past sixty days:



             Date            Quantity                        Price

                            (Purchases)

                              NONE

                             (Sales)

         March 20, 1996       11,479                         $48.12


              On November 22, 1995, David A. Rocker ceased to be the beneficial owner for Regulation 13D purposes of more than 5% of Canandaigua Wine Company, Inc. Class A Common Stock.

                                 Signature

             After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                     March 29, 1996


                                     /s/ David A. Rocker
                                         David A. Rocker, as the managing
                                         partner of Rocker Partners, L.P.

ATTENTION:    INTENTIONAL  MISSTATEMENTS  OR  OMISSIONS  OF  FACT   CONSTITUTE
FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).